Exhibit 99.2

AUSTIN 3345 Bee Cave Road Suite 201 Austin, Texas 78746 USA Tel 512.732.9812 Fax 512.732.9816	HOUSTON 1001 McKinney Suite 420 Houston, Texas 77002 USA Tel 713.559.9950 Fax 713.559.9959

February 2, 2012

Mr. John F. Terwilliger
Houston American Energy Corporation
801 Travis, Suite 1425
Houston, Texas 77002

Re:          Houston American Energy Corporation
Year End Reserve Report
Louisiana, Oklahoma, and Texas
as of December 31, 2011
SEC Guideline Case

Dear Mr. Terwilliger:

Pursuant to your request, Lonquist & Co., LLC (“L&Co”) has estimated the future oil and gas Reserves and projected the associated future revenues net to the interests owned by Houston American Energy Corporation (“Houston American”) as of December 31, 2011. Assets located in Louisiana, Oklahoma, and Texas are included in this report. As shown in the following table, Proved Developed Producing (“PDP”) and Proved Developed Non-Producing (“PDNP”) Reserves were evaluated in this report.

Our conclusions, as of December 31, 2011, are summarized below:

	Net to Houston American Energy Corporation
	Proved Developed		Proved	Total	Total	Total	Grand
SEC Pricing as of December 31, 2011	Producing	Non-Producinga	Undeveloped	Provedb	Probable	Possible	Totalb

Estimated Future Net Oil/Condensate, bbl	2,470	4,070	0	6,540	0	0	6,540
Estimated Future Net Gas, MMcf	35.1	51.7	0	86.8	0	0	86.8
Estimated Future Net NGL, bbl	60	0	0	60	0	0	60

Total Future Gross Revenue, $	417,880	656,400	0	1,074,280	0	0	1,074,280
Estimated Future Production Taxes, $	36,490	59,720	0	96.21	0	0	96.21
Estimated Future Operating Expenses, $	113,840	171,800	0	285,630	0	0	285,630
Estimated Future Capital Costs, $	0	0	0	0	0	0	0
Estimated Future Net Revenue ("FNR"), $	267,550	424,880	0	692,430	0	0	692,430
Discounted FNR at 10%, $	225,490	191,510	0	416,990	0	0	416,990
Discounted FNR at 15%, $	209,800	136,020	0	345,820	0	0	345,820

Estimated Net Revenues by Year, $
2012	95,610	0	0	95,610	0	0	95,610
2013	65,700	0	0	65,700	0	0	65,700
2014	49,990	0	0	49,990	0	0	49,990
Subtotal	211,300	0	0	211,300	0	0	211,300
Thereafter	56,250	424,880	0	481,130	0	0	481,130
Total	267,550	424,880	0	692,430	0	0	692,430

Estimated Average Net Production Rate – 2012
Oil/Condensate, B/D	2.7	0	0	2.7	0	0	2.7
Gas, Mcf/D	28	0	0	28	0	0	28
NGL, B/D	.1	0	0	.1	0	0	.1

aColumn includes the Proved Developed Non-Producing, Shut-In and Behind-Pipe classifications
bTotals might not match detailed cash flows due to computer rounding

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2011
Feb 2, 2012

Purpose of Report

This report has been prepared to provide the management of Houston American Energy Corporation with a projection of estimated remaining Reserves and projected future net revenues as of December 31, 2011. These estimates have not been adjusted for risk.

Standards of Practice

This report has been prepared in accordance with our understanding of the Securities and Exchange Commission, SX Reg. § 210.4-10, dated November 18, 1981 as amended September 19, 1989, requiring adherence to definitions of “Proved” oil and gas Reserves. Additionally, at the request of Houston American, and within the most recently adopted and accepted SEC guidelines (Modernization of Oil and Gas Reporting; Final Rule; January 14, 2009), we have evaluated the Proved, Probable and Possible Reserves. The SEC oil and gas Reserve definitions are attached hereto.

Liquid hydrocarbon volumes are expressed in standard 42-gallon barrels. All natural gas volumes are sales gas expressed at the official pressure and temperature bases of the areas in which the gas Reserves are located.

All currencies in this report are expressed in U.S. dollars.

Reserve Estimates

Extrapolation of historical production data was utilized for those producing properties where sufficient data were available to suggest decline trends. Reserves assigned to the remaining producing properties and any non-producing assets were determined by analogy to offset wells producing from similar formations or by volumetric analysis. Reserves assigned by analogy and volumetric analysis are subject to greater revision than Reserves projected using established performance trends.

As of December 31, 2011, the PDP net remaining Reserves were estimated to be 2,470 barrels of oil/condensate, 60 barrels of natural gas liquids (“NGL”) and 35.1 MMcf of gas. The net present value, discounted at 10%, of the PDP Reserves was $225,490. Of the total PDP revenue, 60% was derived from oil/condensate and natural gas liquids production. The Reserve life index (“R/P”) for the PDP Reserves was estimated to be 3.1 years based on a 6:1 conversion rate.

The PDNP Behind-Pipe net remaining Reserves were estimated to be 4,070 barrels of oil/condensate and 51.7 MMcf of gas. The net present value, discounted at 10%, of the PDP Reserves was $191,510. Of the total revenue, 62% was derived from oil/condensate production.

The total Proved net remaining Reserves were estimated to be 6,540 barrels of oil/condensate, 60 barrels of natural gas liquids and 86.8 MMcf of gas. The net present value, discounted at 10%, of the total Reserves was $416,990. Of the total revenue, 62% was derived from oil, condensate, and natural gas liquids production.

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2011
Feb 2, 2012

Notable Properties

Crown Paper No. 1 (19,100 ft Tusc “G” Sand), East Baton Rouge Parish, LA

The Crown Paper No. 1, located in East Baton Rouge Parish, Louisiana, is operated by Pennington Oil and Gas Interests. The Crown Paper No. 1 is currently producing approximately 527 Mcf of gas and  30  bbls  of  condensate  per  day  from  the  19,100  ft  Tuscaloosa  “G”  formation.  As  of December 31, 2011, the estimated net remaining Reserves for this zone were 1,870 barrels of oil and 26.72 MMcf of gas. The future net revenue, discounted at 10%, of $189,100 represents 45.3% of the total discounted future net revenue.

Crown Paper No. 1 (18,930 ft Tusc “F” Sand), East Baton Rouge Parish, LA

The Crown Paper No. 1, located in East Baton Rouge Parish, Louisiana, is operated by Pennington Oil and Gas Interests. The Crown Paper No. 1 is scheduled to be recompleted in 2016, and is estimated to produce approximately 1,000 Mcf of gas and 70 bbls per day from the 18,930 ft Tuscaloosa “F” formation. These Reserves are classified as Proved Developed Non-Producing Behind Pipe. As of December 31, 2011 the estimated net remaining Reserves for this zone were 1,340 barrels of oil and 15.48 MMcf of gas. The future net revenue, discounted at 10%, of $84,440 represents 20.2% of the total discounted future net revenue.

Crown Paper No. 1 (18,080 ft Tusc “C3” Sand), East Baton Rouge Parish, LA

The Crown Paper No. 1, located in East Baton Rouge Parish, Louisiana, is operated by Pennington Oil and Gas Interests. The Crown Paper No. 1 is scheduled to be recompleted in 2019, and is estimated to produce approximately 1,000 Mcf of gas and 54 bbls per day from the 18,080 ft Tuscaloosa “C3” formation. These Reserves are classified as Proved Developed Non-Producing Behind Pipe. As of December 31, 2011 the estimated net remaining Reserves for this zone were 1,390 barrels of oil and 20.69 MMcf of gas. The future net revenue, discounted at 10%, of $65,600 represents 15.7% of the total discounted future net revenue.

These three properties represent 81% of the future net revenue attributable to Houston American Energy Corporation.

Product Prices and Differentials

The base product prices of $96.04 per barrel and $4.18 per MMbtu utilized herein are reported by the Energy Information Administration for the closing Contract 1 NYMEX futures oil and gas prices on the first trading day of each month, averaged over the 2011 calendar year. NGL prices in this report were input as 100% of the oil price, and then an NGL price differential was applied on an individual lease basis.

As required by SEC regulations, no price escalations are included in this report. Realized product prices in this report reflect adjustments for heating content, premiums and basis differentials. Where applicable, transportation costs have been included.

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2011
Feb 2, 2012

Operating Costs and Expenditures

Direct lease operating expenses were input as dollars per month into the economic models. These data were supplied by Houston American Energy Corporation. Where applicable, lease operating costs were adjusted for non-recurring costs. Operating costs were not escalated in this report.

Severance and ad valorem taxes are deducted as a percentage of gross revenues or as a charge per unit of production. The individual well projections of oil and gas cease when the operating expenses exceed the gross revenues.

Values Not Considered

In all cases, we have attempted to account for all deductions from gross revenues except for the following:

●	Federal Income Taxes
●	Depreciation, depletion, and/or amortization, if any
●	Costs in excess of revenues of uneconomic leases
●	Plugging and abandonment costs in excess of salvage value
●	Environmental restoration costs, if any
●	Product price hedges, if anys

No value has been assigned to non-producing acreage or to acreage held by production.

Report Qualifications

Estimates of future revenues were based on projections of recoverable hydrocarbons, rates of production, timing of recompletions and drilling, proration by state and federal agencies, operating costs, direct taxes, and product prices. Any unusual combination of the many factors, including weather, political risk or acts of terrorism could result in future receipts being considerably less or more than those estimated herein.

THE  REVENUES  AND  PRESENT  WORTH  OF  FUTURE  NET  REVENUES  ARE  NOT REPRESENTED TO BE MARKET  VALUES EITHER FOR THE INDIVIDUAL  PROPERTIES  OR IN A TOTAL PROPERTY BASIS.

The Reserves and revenues for specific properties should be considered in context with the overall report.

Data Sources

Historical production data were obtained from Houston American Energy Corporation and public sources, such as DrillingInfo,com, HPDI, LLC, Lasser Production Data Services, and IHS Energy Data Services. This production data was generally updated though December 2011.

We retain in our files digital databases for all properties and certain other hard copy information that we believe pertinent. We have not inspected the properties evaluated in this report, nor have we conducted independent well tests.

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2011
Feb 2, 2012

Independent Evaluation

Neither Lonquist & Co., LLC nor any of its employees have any interest or ownership in the subject properties, and neither our employment nor compensation is contingent on our findings herein.

AUSTIN 3345 Bee Cave Road Suite 201 Austin, Texas 78746 USA Tel 512.732.9812 Fax 512.732.9816	HOUSTON 1001 McKinney Suite 420 Houston, Texas 77002 USA Tel 713.559.9950 Fax 713.559.9959

January 31, 2012

Mr. John F. Terwilliger
Houston American Energy Corporation
801 Travis, Suite 1425
Houston, Texas 77002

Re:           Houston American Energy Corporation
                 Year End 2011 Reserve Report
                 Republic of Colombia
                 As of December 31, 2011
                 SEC Guideline Case

Dear Mr. Terwilliger:

Pursuant to your request, Lonquist & Co., LLC (“L&Co”) has estimated the future oil Reserves and projected the associated future revenues net to the interests owned by Houston American Energy Corporation (“Houston American”) as of December 31, 2011. The assets evaluated in this report are in the HUPECOL, LLC-operated (“HUPECOL”) Caracara Concession in the Republic of Colombia. As shown in the following table, Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”), and Proved Undeveloped (“PUD”) Reserves were evaluated for this report. Collectively, these are known as 1P Reserves.

Our conclusions, as of December 31, 2011, are summarized below:

	Net to Houston American Energy Corporation
	Proved Developed		Proved	Total	Total	Total	Prospective	Grand
SEC Pricing Guidelines as of December 31, 2011	Producing	Non-Producinga	Undeveloped	Provedb	Probable	Possible	Resource	Totalb
Estimated Future Net Oil/Condensate, bbl	23,952	6,894	63,774	94,619	0	0	0	94,619
Estimated Future Net Gas, MMcf	0	0	0	0	0	0	0	0

Total Future Gross Revenue, $	2,277,260	655,459	6,063,466	8,996,185	0	0	0	8,996,185
Estimated Future Production Taxes, $	23,098	1,829	39,460	64,386	0	0	0	64,386
Estimated Future Operating Expenses, $	1,285,495	369,016	2,483,707	4,138,218	0	0	0	4,138,218
Estimated Future Capital Costs, $	0	14,352	610,760	625,112	0	0	0	625,112
Estimated Future Net Revenue ("FNR"), $	968,668	270,263	2,929,539	4,168,470	0	0	0	4,168,470
Discounted FNR at 10%, $	869,828	176,532	2,425,009	3,471,369	0	0	0	3,471,369
Discounted FNR at 15%, $	829,682	145,777	2,229,681	3,205,140	0	0	0	3,205,140

Estimated Net Revenues by Year, $
2012	525,735	10,567	567,877	1,104,179	0	0	0	1,104,179
2013	252,743	13,333	1,142,327	1,408,403	0	0	0	1,408,403
2014	120,925	8,334	685,821	815,081	0	0	0	815,081
Subtotal	899,403	32,234	2,396,025	3,327,663	0	0	0	3,327,663
Thereafter	69,265	238,029	533,514	840,807	0	0	0	840,807
Total	968,668	270,263	2,929,539	4,168,470	0	0	0	4,168,470

Estimated Average Net Production Rate - 2012
Oil/Condensate, B/D	27	2	42	71	0	0	0	71
Gas, Mcf/D	0	0	0	0	0	0	0	0

aColumn includes the Proved Developed Non-Producing, Shut-In and Behind-Pipe classifications
bTotals might not match detailed cash flows due to computer rounding

Houston American Energy Corporation – Republic of Colombia
Year End 2011 Reserve Report
SEC Guideline Case
January 31, 2012

Purpose of Report and Standards of Practice

This report was prepared to provide the management of Houston American with a projection of estimated remaining hydrocarbon Reserves and projected future net revenues, effective December 31, 2011. These estimates have not been adjusted for risk.

This report has been prepared in accordance with our understanding of the Securities and Exchange Commission   (“SEC”),   SX   Reg.   §   210.4-10,   dated   November   18,   1981   as   amended September  19,  1989,  requiring  adherence  to  definitions  of  “Proved”  oil  and  gas  Reserves. Additionally, this report conforms to the most recently adopted SEC guidelines in the Modernization of Oil and Gas Reporting; Final Rule (January 14, 2009). The SEC oil and gas Reserve definitions are attached hereto.

Liquid hydrocarbon volumes are expressed in standard 42-gallon barrels. All natural gas volumes are sales gas expressed at the official pressure and temperature bases of the areas in which the gas Reserves are located.

All currencies in this report are expressed in U.S. dollars.

Reserve Estimates

Well-by-well production data in this report were updated through December 31, 2011, where applicable. Extrapolation of historical production data was utilized for those producing properties where sufficient data were available to suggest decline trends. In addition to rate vs. time decline curve analysis, oil fraction vs. cumulative oil and water fraction vs. cumulative oil data were used to determine Reserves for producing properties, where applicable. Reserves assigned to the remaining producing properties and the non-producing assets were determined by analogy to offset wells producing from similar formations or by volumetric analysis. Reserves assigned by analogy and volumetric analysis are subject to greater revision than those projected using established performance trends.

Geological interpretations and structural mapping of the productive sands for the Caracara Concession were prepared by L&Co using a base map supplied by HUPECOL. This base map was generated using 3D seismic data augmented with subsurface well control. The L&Co-prepared structure maps formed the basis for the net pay isochore maps drawn by L&Co. The net pay values included in these maps were taken from the independent petrophysical analyses prepared by Lonquist & Co. We planimetered these maps to determine the reservoir volume and the results were used in the volumetric analyses.

As of December 31, 2011, the Total Proved net remaining Reserves were estimated to be 94,619 barrels of oil. The net present value, discounted at 10%, of the remaining Reserves was $3,471,369. Of the total discounted net revenue, approximately 25% was generated by the Proved Producing Reserves.

Product  Prices and Differentials

The base oil price of $96.038 per barrel in this evaluation is the un-weighted arithmetic average of the closing NYMEX West Texas Intermediate (“WTI”) Contract 1 oil price on the first trading day of the preceding 12-month period as reported by the Energy Information Administration. As required by SEC regulations, no price escalations were included in this report. Realized product prices in this report reflect adjustments for basis differentials and include deductions for pipeline transportation costs, where applicable.

Houston American Energy Corporation – Republic of Colombia
Year End 2011 Reserve Report
SEC Guideline Case
January 31, 2012

Operating  Costs, Capital Expenditures, and Taxes

Direct well operating expense data for January through July 2011 were supplied by HUPECOL. These direct operating costs, input as dollars per month into the economic models, were based on actual expenses and were adjusted for non-recurring costs, where applicable. In addition to direct well costs, the operating expenses presented in the cash flows include oil trucking costs of $17.50 per barrel. We have accepted these expense data as correct. Direct operating costs were not escalated in this report.

The individual well projections of oil and gas production ceased when the operating expenses exceeded the gross revenues.

Development costs included in this report were provided by HUPECOL and were based on authorizations for expenditures for the proposed work or actual costs for similar projects. The timing of investments were also supplied by HUPECOL based their long-range plans and experience in the area. Development costs were not escalated in this report.

The Caracara Concession, which includes the La Cuerva area, is subject to a High Price Sharing (“HPS”) formula, which increases the government’s participation percentage as prices for hydrocarbons increase. Calculation of the HPS is “ring-fenced” by field. HUPECOL has divided the La Cuerva area into the La Cuerva South, La Cuerva Southeast, and La Cuerva Southwest Fields.

The HPS formula is triggered when the cumulative production from a “ring-fenced” field exceeds 5,000,000 barrels of oil and the oil price exceeds the contract reference price (“Po”). The payment is calculated as follows:

Payment = Price of Hydrocarbons at Delivery Point x Contractor Net Volume x Q,

Where:
Q = [(P-Po) / P] x 0.3
P = WTI price, $/bbl
Po = Reference price, $/bbl

The delivery point price in this evaluation was the base product price, less the differential to NYMEX, less transportation costs. The reference price is determined annually and is a function of the gravity of the produced oil. The average oil gravity from the fields evaluated in this report was 22° API and the resulting Po for 2012 was $35.14/bbl. The reference price increased to $37.52/bbl beginning in 2013, and remained constant for the life of the project. In this report, the only asset subject to the HPS was the La Cuerva Southeast Field. The HPS payments are shown in the Ad Valorem Tax column in the report cash flows.

Values Not Considered

In all cases, we have attempted to account for all deductions from gross revenues except for the following:

●	U.S. or Colombian Income Taxes
●	Depreciation, depletion, and/or amortization, if any
●	Costs in excess of revenues of uneconomic leases
●	Plugging and abandonment costs in excess of salvage value
●	Environmental restoration costs, if any
●	Product price hedges, if any

No value has been assigned to non-producing leasehold or to acreage held by production.

Houston American Energy Corporation – Republic of Colombia
Year End 2011 Reserve Report
SEC Guideline Case
January 31, 2012

Report Qualifications

Estimates of future revenues were based on projections of recoverable hydrocarbons, rates of production, timing of recompletions and drilling, proration by state and federal agencies, operating costs, direct taxes, and product prices. Any unusual combination of the many factors, including weather, political risk, or acts of terrorism could result in future receipts being considerably less or more than those estimated herein.

THE  REVENUES  AND  PRESENT  WORTH  OF  FUTURE  NET  REVENUES  ARE  NOT REPRESENTED TO BE MARKET  VALUES EITHER FOR THE INDIVIDUAL  PROPERTIES  OR IN A TOTAL PROPERTY BASIS.

The Reserves and revenues for specific properties should be considered in context with the overall report.

Data Sources

Key data, including well information, geologic interpretations, direct operating costs, historical production data, and realized product prices were supplied by HUPECOL. Ownership data were supplied by Houston American. The ownership interests and other factual data were accepted without independent verification.

We retain in our files digital databases for all properties and certain other hard copy information that we believe pertinent. We have not inspected the properties evaluated in this report, nor have we conducted independent well tests.

Independent Evaluation

Neither Lonquist & Co., LLC nor any of its employees have any interest or ownership in the subject properties, and neither our employment nor compensation is contingent on our findings herein.

Sincerely,

LONQUIST & CO., LLC
Texas Registration No. F-8952

/s/ Don E. Charbula
Don E. Charbula, P.E.
Vice President
Texas License No. 73435
Date Signed: January 31, 2012
Austin, Texas